                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                             SEARS, ROEBUCK AND CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.75 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   812387-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   John Finley
                                   Mario Ponce
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investments, Inc., a Delaware corporation

        IRS IDENTIFICATION NO.:  75-2435723
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           31,049,166
                   -------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            0
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH             31,049,166
                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        31,049,166
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward S. Lampert
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          31,100,000
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            31,100,000
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        31,100,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  75-2241690
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                                AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          30,883,800
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            30,883,800
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        30,883,800
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  22-2875193
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          22,810,436
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            22,810,436
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,810,436
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RBS Investment Management, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  06-1512334
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          165,366
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            165,366
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,366
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Institutional Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  06-1456821
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          165,366
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            165,366
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,366
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investors, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  13-4095958
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

                          8,073,364
                   -------------------------------------------------------------
    NUMBER OF       8     SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            8,073,364
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,073,364
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP NO. 812387-10-8
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investment Management, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.: 06-1456822
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                   7      SOLE VOTING POWER

                          50,834
                   -------------------------------------------------------------
    NUMBER OF      8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY      -------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH            50,834
                   -------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,834
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

        This Statement on Schedule 13D (this "Schedule 13D") relates to the common shares, par value $0.75 per share (the "Sears Common Stock"), of Sears, Roebuck and Co. ("Sears"). The principal executive offices of Sears are located at 3333 Beverly Road, Hoffman Estates, Illinois, 60179.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by a group consisting of ESL Partners, L.P., a Delaware limited partnership ("Partners"), ESL Institutional Partners, L.P. ("Institutional"), ESL Investors, L.L.C. ("Investors"), ESL Investment Management, L.L.C. ("Investment Management"), ESL Investments, Inc., a Delaware corporation ("ESL"), Edward S. Lampert, RBS Investment Management, L.L.C., a Delaware limited liability company ("RBSIM"), and RBS Partners, L.P., a Delaware limited partnership ("RBS", and collectively with Partners, Institutional, Investors, Investment Management, ESL, Mr. Lampert and RBSIM, the "Reporting Persons"). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the "ESL Directors and Officers"). Other than the ESL Directors and Officers and Mr. Lampert, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the managing member of Investors and the general partner of Partners. ESL is the general partner of RBS and the managing member of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of Investment Management. Each of Investment Management, ESL and Mr. Lampert also serves as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of Sears Common Stock being reported on this Schedule 13D were previously reported on a Schedule 13G. In view of the transactions described in Item 4 below, the ownership of the shares of Sears Common Stock is no longer being reported on Schedule 13G.

ITEM 4.  PURPOSE OF TRANSACTION

        On November 16, 2004, Sears entered into an Agreement and Plan of Merger (the "Merger Agreement") with Kmart Holding Corporation ("Kmart"). The Merger Agreement provides for a business combination whereby (i) Kmart will form a newly-organized Delaware corporation to be named "Sears Holdings Corporation" ("Holdings"), (ii) a newly-organized Delaware corporation and wholly-owned subsidiary of Holdings ("Kmart Merger Sub") will merge with and into Kmart, with Kmart surviving ("Kmart Merger"), and (iii) a newly-organized New York corporation and wholly-owned subsidiary of Holdings ("Sears Merger Sub") will merge with and into Sears, with Sears surviving (the "Sears Merger" and, together with the Kmart Merger, the "Mergers").

        At the effective time and as a result of the Mergers, (i) Kmart and Sears will become wholly-owned subsidiaries of Holdings, (ii) each share of Kmart common stock ("Kmart Common Stock")(other than shares owned by Kmart or Kmart Merger Sub) will be converted into the right to receive one share of Holdings common stock, and (iii) each share of Sears Common Stock (other than dissenting shares and shares owned by Sears, Sears Merger Sub, Kmart or any wholly-owned subsidiary of Kmart or Sears) will be converted into the right to receive, at the election of the holder thereof (a) $50.00 in cash (the "Cash Consideration") or (b) 0.50 shares of common stock of Holdings (the "Stock Consideration"), subject to proration. Sears stockholder elections will be subject to proration to ensure that 55% of shares of Sears Common Stock will be exchanged for Holdings shares and 45% of shares of Sears Common Stock will be exchanged for cash.

        Following the effective time of the Mergers, Holdings will have a ten-member board of directors, which will include a total of seven current Kmart directors and three current Sears directors. Mr. Lampert will be a director and the Chairman of Holdings.

        In connection with the Merger Agreement, at the specific request of Sears, and as an inducement to Sears' willingness to enter into the Merger Agreement, ESL, Partners, Investors, Institutional, Investment Management, CRK Partners II, L.P. and CRK Partners LLC (the "Support Parties") entered into a Support Agreement and Irrevocable Proxy with Kmart and Sears (the "Support Agreement"). ESL and its affiliates beneficially own approximately 53.6% of the common stock of Kmart (the "Kmart Common Stock"). Mr. Lampert is also Chairman and a director of Kmart.

        Pursuant to the Support Agreement, the Support Parties have agreed at every meeting of the stockholders of Sears or Kmart, as applicable, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of Kmart, to vote any shares of Sears Common Stock or Kmart Common Stock (the "Common Stock") entitled to be voted thereat or to cause any such shares to be voted: (i) in favor of adoption of the Merger Agreement and (ii) against (A) any proposal made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or any other transaction contemplated by the Merger Agreement, (B) any Acquisition Proposal, (as defined below), (C) any change in the management or board of directors of Sears or Kmart (other than in connection with the transactions contemplated by the Merger Agreement) and (D) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Sears or Kmart under the Merger Agreement or of such Support Party under the Support Agreement. The foregoing obligations of each Support Party shall apply whether or not (x) the Board of Directors of Sears or Kmart, as applicable (or any committee thereof) shall (I) withdraw or modify (or adopt or approve any resolution to, or publicly disclose its intention to, withdraw or modify) its recommendation to the holders of Sears Common Stock or Kmart Common Stock, as applicable, to vote in favor of the adoption of the Merger Agreement or (II) recommend any Acquisition Proposal (either action described in clause
(I) or (II) above, a "Change in Recommendation"), or (y) Sears or Kmart, as applicable, breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement. Notwithstanding the foregoing, if there occurs a Change in Recommendation by the Kmart Board of Directors, the obligation of the Support Parties to vote in the manner set forth in clauses (i) and (ii) above shall only apply to an aggregate number of shares of Kmart Common Stock that is equal to one-third of the total number of shares of Kmart Common Stock entitled to vote in respect of such matter and the Support Parties shall cause all of their remaining shares of Kmart Common Stock to be voted in a manner that is proportionate to the manner in which all holders of shares of Kmart Common Stock (other than the Support Parties) vote in respect of such matter.

        "Acquisition Proposal" means, with respect to either Sears or Kmart, a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or certain of its subsidiaries or any purchase or sale of 20% or more of the consolidated assets (including stock of its subsidiaries) of it and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction) or any of certain of its subsidiaries.

        In addition, the Support Parties have agreed to elect to receive the Stock Consideration with respect to the conversion of all shares of Sears Common Stock beneficially owned by the Support Parties in the Sears Merger.

        Further, the Support Parties have agreed not to, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of their shares of the Common Stock or any other securities convertible into or exchangeable for Common Stock, or any voting rights with respect thereto, or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy), other than pursuant to the Mergers or with the prior written consent of both Sears and Kmart.

        The Support Agreement may be terminated at the option of any party at any time after the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the day following the effective time of the Mergers.

        Following the effective time of the Sears Merger, (i) the certificate of incorporation and by-laws of Sears will be amended so as to read in their entirety as the certificate of incorporation and by-laws of Sears Merger Sub as in effect immediately prior to the effective time, and (ii) it is contemplated that the Sears Common Stock will cease to be listed on the New York Stock Exchange and the Sears Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        In connection with the Merger Agreement and the Support Agreement, the Support Parties intend to review on a continuing basis their investment in Sears. The Support Parties may seek to influence management or the Board of Directors of Sears with respect to the business and affairs of Sears, including having Sears take action to facilitate consummation of the Sears Merger. Subject to compliance with applicable law, the Support Parties may decide to increase their investment in Sears depending upon the price and availability of Sears securities, subsequent developments affecting Sears, other investment and business opportunities available to the Support Parties, general stock market and other conditions, tax considerations and other factors. From time to time, the Support Parties may also, subject to compliance with applicable law, communicate with other stockholders of Sears in furtherance of the transactions contemplated by the Merger Agreement and the Support Agreement, including soliciting stockholders of Sears to vote in favor of the Sears Merger and related actions. On May 28, 2004, Partners filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") to enable it to acquire shares of Sears Common Stock, which when added to shares of Sears Common Stock it already owns, would not exceed 24.99% of shares of Sears Common Stock outstanding. The waiting period for such Notification and Report Form was terminated on June 28, 2004. Pursuant to the HSR Act, Partners may not acquire any additional shares of Sears Common Stock if, after any such acquisition, Partners would hold 25% or more of shares of Sears Common Stock outstanding unless a further Notification and Report Form has been filed and the applicable waiting period has expired or been terminated.

        The summaries of the Merger Agreement and the Support Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) The following table sets forth the aggregate number of shares of Sears Common Stock and the percentage of outstanding shares of Sears Common Stock beneficially owned by the Reporting Persons as of November 16, 2004, based on 206,814,704 outstanding shares of Sears Common Stock as of October 30, 2004 (as described in Sears' Quarterly Report on Form 10-Q, filed November 9, 2004), indicating the number of shares of Sears Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 31,100,000 shares of Sears Common Stock.

                      NUMBER OF
                        SHARES        PERCENTAGE OF                                       SOLE            SHARED
REPORTING PERSON     BENEFICIALLY      OUTSTANDING      SOLE VOTING      SHARED        DISPOSITIVE      DISPOSITIVE
                        OWNED             SHARES           POWER      VOTING POWER        POWER            POWER
ESL Investments,    31,049,166 (1)        15.0%         31,049,166          0          31,049,166            0
Inc.

Edward S. Lampert   31,100,000 (2)        15.0%         31,100,000          0          31,100,000            0

RBS Partners,       30,883,800 (3)        14.9%         30,883,800          0          30,883,800            0
L.P.

ESL Partners,         22,810,436          11.0%         22,810,436          0          22,810,436            0
L.P.

RBS Investment
Management,          165,366 (4)           0.0%           165,366           0            165,366             0
L.L.C.

ESL Institutional      165,366             0.0%           165,366           0            165,366             0
Partners, L.P.
ESL Investors,        8,073,364            3.9%          8,073,364          0           8,073,364            0
L.L.C.

ESL Investment
Management,
L.L.C.                  50,834             0.0%           50,834            0            50,834              0

(1) Includes 30,883,800 shares of Sears Common Stock that may be deemed beneficially owned by RBS and 165,366 shares of Sears Common Stock that may be deemed beneficially owned by RBSIM that in turn may be deemed beneficially owned by ESL. ESL is the general partner of RBS and the managing member of RBSIM.

(2) Includes 31,049,166 shares of Sears Common Stock that may be deemed beneficially owned by ESL and 50,834 shares of Sears Common Stock beneficially owned by Investment Management that in turn may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL and the managing member of Investment Management.

(3) Includes 8,073,364 shares of Sears Common Stock beneficially owned by Investors and 22,810,436 shares of Sears Common Stock beneficially owned by Partners that may be deemed beneficially owned by RBS. RBS is the managing member of Investors and the general partner of Partners.

(4) Includes 165,366 shares of Sears Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

        (c) Not applicable.

        (d) Not applicable.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Items 3, 4, and 5 of this Schedule 13D are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A       Joint Filing Agreement

Exhibit B       Agreement and Plan of Merger, dated as of November 16, 2004, between Kmart Holding

                Corporation and Sears, Roebuck and Co. (incorporated by reference from Exhibit 2.1 to Sears, Roebuck and Co.'s Current Report on Form 8-K, filed November 18, 2004 (file number 001-00416)).

Exhibit C       Support Agreement and Irrevocable Proxy, dated as of November
                16, 2004, among certain affiliates of ESL Investments, Inc.,
                Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 99.1 to Sears, Roebuck and Co.'s Current Report on Form 8-K, filed November 18, 2004
                (file number 001-00416)).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: NOVEMBER 19, 2004

                               ESL INVESTMENTS, INC.


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO

                               EDWARD S. LAMPERT

                               /s/ Edward S. Lampert
                               ---------------------
                                   Edward S. Lampert


                               ESL PARTNERS, L.P.

                               By: RBS Partners, L.P., as its general partner

                               By: ESL Investments, Inc., as its general partner


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               RBS PARTNERS, L.P.

                               By: ESL Investments, Inc., as its general partner

                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               RBS INVESTMENT MANAGEMENT, L.L.C.


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: Member

                               ESL INVESTORS, L.L.C.

                               By: RBS Partners, L.P., as its manager

                               By: ESL Investments, Inc., as its general partner


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               ESL INSTITUTIONAL PARTNERS, L.P.

                               By: RBS Investment Management, L.L.C., as its
                                    general partner

                               By: ESL Investments, Inc., as its manager


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: President and COO


                               ESL INVESTMENT MANAGEMENT, L.L.C.


                               By: /s/ William C. Crowley
                                   ----------------------
                                   Name: William C. Crowley
                                   Title: Member

                                   SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

NAME AND BUSINESS ADDRESS     PRINCIPAL OCCUPATION                  CITIZENSHIP
Robert Jackowitz              Chief Financial Officer              United States

William C. Crowley            President and Chief                  United States
                              Operating Officer

Edward S. Lampert             Director, Chairman and Chief         United States
                              Executive Officer

                                  EXHIBIT INDEX

Exhibit A       Joint Filing Agreement

Exhibit B       Agreement and Plan of Merger, dated as of November 16, 2004, between Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 2.1 to Sears, Roebuck and Co.'s Current Report on Form 8-K, filed November 18, 2004
                (file number 001-00416)).

Exhibit C       Support Agreement and Irrevocable Proxy, dated as of November
                16, 2004, among certain affiliates of ESL Investments, Inc.,
                Kmart Holding Corporation and Sears, Roebuck and Co.
                (incorporated by reference from Exhibit 99.1 to Sears, Roebuck and Co.'s Current Report on Form 8-K, filed November 18, 2004
                (file number 001-00416)).